                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 Rule 13d-(101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                      PEDIATRIC SERVICES OF AMERICA, INC.
                                (NAME OF ISSUER)


                                  COMMON STOCK
                           ($.01 par value per share)
                         (TITLE OF CLASS OF SECURITIES)

                                   705323103
                                 (CUSIP NUMBER)

                            ChoicePoint Services Inc.
                               1000 Alderman Drive
                            Alpharetta, Georgia 30005
                      Attention: J. Michael de Janes, Esq.
                          Telephone No. (770) 752-5745
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                    Copy to:
                               B. Lynn Walsh, Esq.
                                Hunton & Williams
                         NationsBank Plaza - Suite 4100
                           600 Peachtree Street, N.E.
                           Atlanta, Georgia 30308-2216


                                December 15, 1997
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

                NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.




                        (continued on following pages)


                              (Page 1 of 6 Pages)


---------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  705323103                   13D      Page     2    of    6    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only) ChoicePoint Services Inc.
          58-1276168
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ ]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Georgia
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    495,050
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   495,050
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          495,050
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [ ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          7.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               -----------------
                                                               PAGE 3 OF 6 PAGES
                                                               -----------------


ITEM 1.    SECURITY AND ISSUER.

         This Statement relates to the common stock, $.01 par value per share (the "Common Stock"), of Pediatric Services of America, Inc., a Delaware corporation (the "Issuer"), having its principal offices at 3159 Campus Drive, Norcross, Georgia 30071.

ITEM 2.    IDENTITY AND BACKGROUND.

         This statement is filed by ChoicePoint Services Inc. ("ChoicePoint Services"), a Georgia corporation and wholly-owned subsidiary of ChoicePoint Inc., a Georgia corporation ("CPI").

         ChoicePoint Services and CPI provide risk management and fraud prevention information and related technology solutions to the insurance industry. ChoicePoint Services owns approximately 7.1% of the outstanding shares of the Issuer. The principal place of business and principal executive offices of both ChoicePoint Services and CPI are located at 1000 Alderman Drive, Alpharetta Georgia, 30005.

         The names, business addresses and occupational information for: (a) each executive officer and director of ChoicePoint Services and (b) each executive officer and director of CPI are set forth in Exhibit A. Neither ChoicePoint Services nor CPI, nor to the best of the knowledge of ChoicePoint Services and CPI, any of the persons listed on Exhibit A has (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The securities of the Issuer subject to this Schedule 13D were acquired pursuant to an Asset Purchase Agreement (the "Purchase Agreement") dated as of December 2, 1997 (and which closed on December 15, 1997), by and among ChoicePoint Services Inc., ChoicePoint Inc., Insurance Medical Reporter, Inc., a California corporation, and the Issuer. Pursuant to the Purchase Agreement, ChoicePoint Services agreed to sell its line of business relating to the providing of paramedical examinations for the life and health insurance industries in exchange for the aggregate purchase price of Twenty Six Million Dollars and No/100 ($26,000,000), consisting of $16,000,000 in cash, subject to certain adjustments at closing, and $10,000,000 in the form of 495,050 shares of Common Stock, that are the subject of this Schedule 13D.

ITEM 4.    PURPOSE OF TRANSACTION.

         Except as described in the Purchase Agreement, ChoicePoint Services does not have any plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                                                               -----------------
                                                               PAGE 4 OF 6 PAGES
                                                               -----------------


         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)      any action similar to those enumerated above.

         ChoicePoint Services reserves the right to purchase or sell additional shares of the Common Stock, at any time, without further notice or prior amendment to this Schedule 13D. Choicepoint Services also reserves the right to change its intentions with respect to any or all of the foregoing and its right to act either alone or together with any other person or group.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         ChoicePoint Services beneficially owns 495,050 shares of Common Stock, representing approximately 7.1% of the outstanding shares of Common Stock. ChoicePoint Services holds sole voting and dispositive power with respect to such shares.

         Except as described in Item 3 of this Schedule 13D, ChoicePoint Services has not had any transactions in the Common Stock within the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         ChoicePoint Services has represented pursuant to the Purchase Agreement that the shares that are the subject of this Schedule 13D are being acquired for investment for ChoicePoint Services' own account, and not with a view to the direct or indirect sale or distribution of such

                                                               -----------------
                                                               PAGE 5 OF 6 PAGES
                                                               -----------------


shares. Pursuant to the Purchase Agreement, the certificates evidencing the shares that are the subject of this Schedule 13D shall bear a restrictive legend with respect to the sale or transfer of such shares, and such legend shall not be removed in the absence of (i) an effective registration statement under the Securities Act of 1933, as amended, and any other applicable state securities laws or (ii) an opinion of counsel reasonably satisfactory to the Issuer, that such registration is not required.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A    Executive Officers and Directors of ChoicePoint Services and
                  CPI.

     Exhibit B    Asset Purchase Agreement by and among ChoicePoint Services
                  Inc., ChoicePoint Inc., Insurance Medical Reporter, Inc., a
                  California corporation, and the Issuer.

                                                               -----------------
                                                               PAGE 6 OF 6 PAGES
                                                               -----------------


                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



                                    CHOICEPOINT SERVICES INC.




Date:  December 22, 1997            By: /s/  Douglas C. Curling
                                        ---------------------------
                                        Douglas C. Curling
                                        Executive Vice President and
                                        Chief Financial Officer

                                    EXHIBIT A

                        DIRECTORS AND EXECUTIVE OFFICERS
                        OF CHOICEPOINT SERVICES INC. AND
                                CHOICEPOINT INC.


  I.    CHOICEPOINT SERVICES INC.


        NAME                    OCCUPATION                     ADDRESS                       CITIZENSHIP
        ----                    ----------                     -------                       -----------
        Derek V. Smith          President and Director of      1000 Alderman Drive              U.S.A.
                                ChoicePoint Services Inc.      Alpharetta, Georgia
                                                                             30005

                                President, Chief Executive     1000 Alderman Drive
                                Officer and  Director of       Alpharetta, Georgia
                                ChoicePoint Inc.                             30005


        Dan H. Rocco            Executive Vice President       1000 Alderman Drive              U.S.A.
                                of ChoicePoint Services        Alpharetta, Georgia
                                Inc.                                         30005

                                Executive Vice President       1000 Alderman Drive
                                of ChoicePoint Inc.            Alpharetta, Georgia
                                                                             30005

        Douglas C. Curling      Executive Vice President       1000 Alderman Drive              U.S.A.
                                and Treasurer of               Alpharetta, Georgia
                                ChoicePoint Services Inc.                    30005

                                Executive Vice President,      1000 Alderman Drive
                                Chief Financial Officer        Alpharetta, Georgia
                                and Treasurer of                             30005
                                ChoicePoint Inc.

        K.R. Kavanaugh          Vice President of              1000 Alderman Drive              U.S.A.
                                ChoicePoint Services Inc.      Alpharetta, Georgia
                                                                             30005

        J. Michael de Janes     General Counsel and            1000 Alderman Drive              U.S.A.
                                Secretary of ChoicePoint       Alpharetta, Georgia
                                Services Inc.                                30005

                                General Counsel and            1000 Alderman Drive
                                Assistant Secretary of         Alpharetta, Georgia
                                ChoicePoint Inc.                             30005

        C.B. Rogers, Jr.        Chairman of the Board of       1000 Alderman Drive              U.S.A.
                                Directors of ChoicePoint       Alpharetta, Georgia
                                Services Inc.                                30005

                                Chairman of the Board of       1000 Alderman Drive
                                Directors of ChoicePoint       Alpharetta, Georgia
                                Inc.                                        30005

                                Chairman of the Board of       1600 Peachtree Street, N.W.
                                Directors of Equifax Inc.      Atlanta, Georgia  30309

        Mary McLemore           Assistant Secretary of         1000 Alderman Drive              U.S.A.
                                ChoicePoint Services Inc.      Alpharetta, Georgia
                                                                             30005

        Jeffrey B. Piefke       Assistant Treasurer of         1000 Alderman Drive              U.S.A.
                                ChoicePoint Services Inc.      Alpharetta, Georgia
                                                                             30005

 II.    CHOICEPOINT INC.

        NAME                    OCCUPATION                     ADDRESS                       CITIZENSHIP
        ----                    ----------                     -------                       -----------
        Derek V. Smith          President, Chief Executive     1000 Alderman Drive              U.S.A.
                                Officer and  Director of       Alpharetta, Georgia
                                ChoicePoint Inc.                             30005

                                President and Director of      1000 Alderman Drive
                                ChoicePoint Services Inc.      Alpharetta, Georgia
                                                                             30005

        Dan H. Rocco            Executive Vice President       1000 Alderman Drive              U.S.A.
                                of ChoicePoint Inc.            Alpharetta, Georgia
                                                                             30005

                                Executive Vice President       1000 Alderman Drive
                                of ChoicePoint Services        Alpharetta, Georgia
                                Inc.                                         30005

        Douglas C. Curling      Executive Vice President,      1000 Alderman Drive              U.S.A.
                                Chief Financial Officer        Alpharetta, Georgia
                                and Treasurer of                             30005
                                ChoicePoint Inc.

                                Executive Vice President       1000 Alderman Drive
                                and Treasurer of               Alpharetta, Georgia
                                ChoicePoint Services Inc.                    30005

        David T. Lee            Senior Vice President          1000 Alderman Drive              U.S.A.
                                                               Alpharetta, Georgia
                                                                             30005

        J. Michael de Janes     General Counsel and            1000 Alderman Drive              U.S.A.
                                Assistant Secretary of         Alpharetta, Georgia
                                ChoicePoint Inc.                             30005

                                General Counsel and            1000 Alderman Drive
                                Secretary of ChoicePoint       Alpharetta, Georgia
                                Services Inc.                                30005

        C.B. Rogers, Jr.        Chairman of the Board of       1000 Alderman Drive              U.S.A.
                                Directors of ChoicePoint       Alpharetta, Georgia
                                Inc.                                         30005

                                Chairman of the Board of       1000 Alderman Drive
                                Directors of ChoicePoint       Alpharetta, Georgia
                                Services Inc.                                30005

                                Chairman of the Board of       1600 Peachtree Street, N.W.
                                Directors of Equifax Inc.      Atlanta, Georgia  30309


        Ron D. Barbaro          Director of ChoicePoint        1000 Alderman Drive              U.S.A.
                                Inc.                           Alpharetta, Georgia
                                                                             30005

        James M. Denny          Director of ChoicePoint,       1000 Alderman Drive              U.S.A.
                                Inc.                           Alpharetta, Georgia
                                                                             30005

                                Managing Director of           Sears Tower, Suite 8670
                                William Blair Capital          233 South Wacker
                                Partners, L.L.C.               Chicago, Illinois  60606

        Daniel W. McGlaughlin   Director of ChoicePoint,       1000 Alderman Drive              U.S.A.
                                Inc.                           Alpharetta, Georgia
                                                                             30005

                                Vice Chairman of the Board     1600 Peachtree Street, N.W.
                                of Directors and Chief         Atlanta, Georgia  30309
                                Executive Officer of
                                Equifax Inc.

        Julia B. North          Director of ChoicePoint        1000 Alderman Drive              U.S.A.
                                Inc.                           Alpharetta, Georgia
                                                                             30005

                                President and Chief            5801 Goshen Springs Road
                                Executive Officer of VSI       Norcross, Georgia  30371
                                Enterprises, Inc.

        Charles I. Story        Director of ChoicePoint        1000 Alderman Drive              U.S.A.
                                Inc.                           Alpharetta, Georgia
                                                                             30005

                                President and Chief            First American Center
                                Executive Officer of           315 Deaderick Street
                                INROADS, Inc.                  Box 97
                                                               Nashville, Tennessee
                                                                              37238

                                   EXHIBIT B

                            ASSET PURCHASE AGREEMENT

                  THIS AGREEMENT, effective as of the 2nd day of December, 1997, by and among CHOICEPOINT SERVICES, INC., a Georgia corporation ("Seller"), CHOICEPOINT, INC., a Georgia corporation and the sole shareholder of Seller ("CPI"), INSURANCE MEDICAL REPORTER, INC., a California corporation ("Buyer"), and PEDIATRIC SERVICES OF AMERICA, INC., a Delaware corporation and the ultimate parent company of Buyer ("PSA");

                              W I T N E S S E T H:

         WHEREAS, Buyer, in order to expand its operations and lines of businesses wishes to purchase from Seller that portion of the Physical Measurements Information ("PMI") line of business of Seller which relates only to the providing of paramedical examinations for the life and health insurance industries (the "Business" or the "PMI Business"); and

         NOW, THEREFORE, in consideration of the mutual representations, warranties and covenants contained herein, and other good and valuable consideration in hand received, upon and subject to the terms and the conditions hereinafter set forth, the parties do hereby agree as follows:

                                    ARTICLE I

                         I. PURCHASE AND SALE OF ASSETS

         1.01 Transfer of the Assets. Subject to the terms and conditions set forth in this Agreement, as of the effective time of Closing on the Closing Date, Seller agrees to sell, convey, assign, and transfer to Buyer, and Buyer agrees to purchase, accept and take from Seller (i) all of the owned assets used exclusively in the PMI Business, whether tangible or intangible, whether accrued, contingent or otherwise, including, without limitation the assets, properties and rights set forth on Schedule 1.01(a) (the "Owned Assets"), except for those owned assets, properties and rights set forth on Schedule 1.01(b) (the "Excluded Assets"), and (ii) all of the personal property leased by Seller and used exclusively in the PMI Business, including without limitation, the leased personal property set forth on Schedule 1.01(c) (the "Leased Assets"). The Owned Assets, the Leased Assets and the Leased Real Property, as defined in Section 7.03(b) hereof, are collectively referred to as the "Assets").

         1.02 Manner of Effecting Sale. The sale, conveyance, transfer, assignment and delivery of the Assets by Seller to Buyer shall be effected by such deeds, bills of sale, endorsements, assignments, transfers and other instruments of transfer and conveyance in such form, including, without limitation, warranties of title, as Buyer and Seller in good faith may mutually agree upon.

                  In connection with the transfer of all intangible assets, Seller shall provide to Buyer any and all material written or recorded information in their possession concerning the Assets, including, without limitation, documents evidencing Seller's right and title to the trademarks and trade names used in the PMI Business, Seller's PMI sales and purchase records, accounts and similar documentation necessary for the ongoing operations of the Business after the Closing.

         1.03 Liabilities. It is understood and agreed that Buyer shall not assume or become liable for the payment of any debts, liabilities, losses, accounts payable, bank indebtedness, mortgages, litigation, claims or other obligations of Seller, whether the same are known or unknown, now existing or hereafter arising, of whatever nature or character, whether absolute or contingent, liquidated or disputed, except as set forth in Section 7.03 or pursuant to Buyer's indemnification obligations set forth in Section 7.06 and 10.01(b) to this Agreement.

         1.04 Closing; Closing Date. The closing (the "Closing") of the transactions contemplated by this Agreement shall take place at the offices of Buyer and PSA located at 3159 Campus Drive, Norcross, Georgia 30071. The Closing shall take place on or before the 17th day of December, 1997 (the "Closing Date") unless delayed due to the action of third party regulatory authorities, or mutual consent of the parties hereto, in which case the Closing shall occur in as timely a manner as is possible. The parties agree that Seller, Buyer and PSA shall use their respective commercially reasonable best efforts to close as soon as possible after the execution of this Agreement and after the expiration or early termination of the Hart-Scott-Rodino filing.

                                   ARTICLE II

                                 PURCHASE PRICE

         2.01 (a) Aggregate Purchase Price of the Assets. The aggregate purchase price of the Assets (the "Purchase Price") shall be Twenty-Six Million Dollars and No/100 ($26,000,000), which shall be payable at Closing as follows: (i) $16,000,000 to Seller at the Closing by wire transfer, subject to adjustment as set forth in subsection (b) below, (ii) $10,000,000 shall be in the form of shares of Common Stock of PSA (the "PSA Shares"). The exact number of PSA Shares comprising the Purchase Price payable at Closing shall be determined by dividing $10,000,000 by the average closing price of the Common Stock of PSA on the NASDAQ National Market System for the 15-day period ended on the fifth business day prior to the Closing Date ("Average Share Price"), with any fractional share created by such computation rounded to the nearest whole number of shares.

              (b) Adjustment to Purchase Price. In lieu of Seller transferring
(i) certain assets identified on the Asset and Liabilities Listing (included in Schedule 4.04 hereto) and listed as Excluded Assets on Schedule 1.01(b) having an aggregate value on September 30, 1997 of $7,776,580, and (ii) operating liabilities associated with the PMI Business other than those described in
Section 7.03 hereof in the aggregate amount on September 30, 1997 of $3,483,591, the parties agree that Buyer will reduce the amount of cash paid to Seller at the Closing by $4,292,990, which is equal to the net amount of such Excluded Assets and liabilities.

              (c) Price Protection for PSA Shares. (i) For a period of one (1) year following the Closing Date, Seller shall be protected from a decrease in the Average Share Price of any PSA Shares sold in the marketplace if and to the extent that any PSA Shares are sold by Seller for less than the Average Share Price ("Price Decrease"). Buyer and PSA shall each month reimburse Seller in cash for any Price Decrease by paying Seller the difference between the actual sale price and the Average Sale Price multiplied by the number of PSA Shares sold. If there is any net gain by Seller in any month during the one-year period after Closing, then Seller shall reimburse Buyer for amounts previously paid by Buyer to Seller pursuant to this subsection to the extent of such net gains. Any of the aforementioned payments shall be made within 15 days after the end of each calendar month during the one-year period following Closing.

                           (ii)  Buyer shall share equally with Seller in any
increase in value of the PSA Shares sold in the marketplace by Seller during such one-year period if and to the extent that the average price per share of all PSA Shares sold by Seller during the one-year period following Closing is greater than 20% of the Average Share Price ("Share Price Increase"). The Share Price Increase shall be multiplied by the number of PSA Shares sold to determine the total payment due Buyer. Any such payment shall be made by Seller to Buyer on the earlier to occur of (A) fifteen (15) days after the first anniversary of the Closing Date, or (B) fifteen (15) days after the sale of all PSA Shares has been completed.

                           (iii) For each sale of PSA Shares during the one-year
period, Seller shall submit to Buyer proof of the price at which such PSA
Shares were sold. For and in consideration of the foregoing make whole provision, Seller covenants and agrees that it will work in good faith with PSA and its financial advisors to effect an orderly sale of all of the PSA Shares into the market during the one (1) year period. After such one (1) year period, Seller shall be free to effect sales of PSA Shares without any duty to work with or otherwise consult PSA or its financial advisors.

         2.02 Manner and Basis of Transfer of PSA Shares. From and after the Closing Date, Seller shall be entitled to receive the PSA Shares from Chase Mellon Shareholder Services, as Transfer Agent. On the Closing Date, PSA shall transmit irrevocable instructions in the form of Exhibit 8.06 hereto to the Transfer Agent to issue the PSA Shares to Seller.

                                   ARTICLE III

                         REPRESENTATIONS AND WARRANTIES
                       OF SELLER REGARDING SECURITIES LAWS

         The following representations are made by Seller to PSA and Buyer, and shall survive the Closing but shall terminate and have no further effectiveness upon the filing and effectiveness of the Registration Statement, as set forth in
Section 7.05 of this Agreement, or upon any other effective registration of the PSA Shares.

         3.01 Investment Intent. The agreement to issue the PSA Shares to Seller is made in reliance upon the representations of Seller to PSA and Buyer, that the PSA Shares to be acquired by Seller, will be acquired for investment for Seller's own account, not as a nominee or agent, and not with a view to the direct or indirect sale or distribution of any part thereof. By executing this Agreement, Seller further represents that Seller has no present intention of selling, transferring, granting any participation in, or otherwise distributing any of the PSA Shares and that Seller has no contract, undertaking, agreement, arrangement or understanding with any person to sell, transfer, grant any participation in or otherwise distribute any of the PSA Shares except upon registration as provided in Section 7.05.

                  (b) Seller hereby represents that it is domiciled in the State of Georgia, having its principal place of business in such State. Seller understands and acknowledges that the PSA Shares being offered and sold to it pursuant to this Agreement will not be registered at the time of Closing under the Securities Act of 1933, as amended (the "Securities Act"), or the Georgia Securities Act of 1973, as amended (the "Georgia Act"), on the grounds that the offering and sale of the PSA Shares are exempt from registration pursuant to, inter alia, Section 4(2) of the Securities Act and Paragraph (13) of Code
Section 10-5-9 of the Georgia Act. Accordingly, Seller understands and agrees that for a period of at least one year from the date of issuance of the PSA Shares, there will be maintained on the certificates evidencing the PSA Shares, or any substitutions therefor, the restrictive legend set forth below, except that PSA shall cause the removal of such legend (i) upon the Registration Statement filed pursuant to Section 7.05 hereof being declared effective by the Securities and Exchange Commission, or (ii) if, in the opinion of counsel reasonably satisfactory to PSA, such legend is not required at any time or with regard to any proposed transfer of the PSA Shares in order to establish compliance with any provisions of the Securities Act and applicable state securities laws. From and after the Closing until the Registration Statement filed pursuant to Section 7.05 hereof has been declared effective by the Securities and Exchange Commission, PSA agrees to make available information to satisfy the requirements of Rule 144(c) under the Securities Act and, except as set forth in Section 7.05 herein, Seller understands PSA is under no obligation to register the PSA Shares under the Securities Act or any state securities act or to take any other action necessary to comply with an available exemption or regulation under any such acts in order to permit Seller to sell, transfer or otherwise dispose of the PSA Shares.

                  (c) Seller represents that it (i) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of such prospective investment in the PSA Shares; (ii) has received all the information requested from Buyer and PSA and necessary to verify the accuracy of the information furnished by PSA pursuant to Section 5.04 hereof, and there has been made available to Seller the opportunity to ask questions and to receive answers from representatives of Buyer and PSA relative to its investment in the PSA Shares; and (iii) has the ability to be able to bear the economic risks of such prospective investment and is able, without materially impairing its financial condition, to hold the PSA Shares for an indefinite period of time and to suffer a complete loss on its investment.

                  (d) Until the earlier to occur of (i) the effective date of the registration statement filed pursuant to Section 7.05 hereof, or (ii) the satisfaction of the conditions of Rule 144(k), all certificates for the PSA Shares shall bear the following legends:

                                               RESTRICTIVE LEGEND

                  THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE GEORGIA SECURITIES ACT OF 1973, AS AMENDED (THE "GEORGIA ACT"), IN RELIANCE ON THE EXEMPTIONS FROM REGISTRATION CONTAINED IN SECTION 4(2) OF THE SECURITIES ACT, AND PARAGRAPH (13) OF CODE SECTION 10-5-9 OF THE GEORGIA ACT, AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF (i) AN EFFECTIVE REGISTRATION STATEMENT WITH RESPECT THERETO UNDER THE SECURITIES ACT, THE GEORGIA ACT, AND ANY OTHER APPLICABLE STATE SECURITIES LAWS OR (ii) AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO PSA THAT SUCH REGISTRATION IS NOT REQUIRED.

                                   ARTICLE IV

                            REPRESENTATIONS OF SELLER

                  Seller hereby represents and warrants, with respect to itself and the Assets, to PSA and Buyer as follows (for purposes of the following representations and warranties, any matters set forth on any Schedule relating to any Subsidiary shall specifically refer to such Subsidiary):

         4.01 Organization and Authorization.

                  (a) Seller is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and has all requisite power and authority, corporate or otherwise, to carry on and conduct its business as it is now being conducted and to own or lease its properties and assets, and is duly qualified and in good standing in the states set forth on Schedule 4.01(a). Seller is duly qualified and in good standing in every state of the United States in which the conduct of the Business or the ownership of the Assets requires it to be so qualified except where the failure to be so qualified would not have a material adverse effect on the operations or financial condition of the PMI Business or the Assets ("Material Adverse Effect").

                  (b) Except as set forth on Schedule 4.01(b), Seller has no direct or indirect wholly or partially owned subsidiaries ("Subsidiaries") or owns any capital stock or other securities of, or any proprietary interest in, any corporation, partnership, joint venture or other business entity related to or through which any part of the PMI Business is operated.

         4.02 Authority. Seller has the right, power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Seller and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Seller. This Agreement, when executed by Seller, will constitute Seller's legal, valid and binding obligations, enforceable in accordance with their terms, except as enforceability may be limited by applicable equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect affecting the enforcement of creditors rights generally, or by public policy with respect to indemnification provisions hereof.

         4.03 No Requirement for Shareholder Vote. The transactions contemplated in this Agreement do not require the vote of the shareholders of Seller under the Georgia Business Corporation Act.

         4.04 Financial Statements. Seller has provided Buyer with unaudited financial statements of CPI filed on Form 10Q for the periods ending June 30, 1997 and September 30, 1997. Buyer acknowledges that it is acquiring certain assets of a line of business of Seller, and with respect to such line of business only certain financial information is available. Schedule 4.04 contains profit and loss information for the PMI Business for the period of October 1, 1996 through September 30, 1997 (the "P&L Statement"), and a listing of the Assets and listing of the liabilities incurred by or allocated to the PMI Business as of September 30, 1997 (the "Assets and Liabilities Listing", and together with the P&L Statement, the "Financial Statements"). The Financial Statements have been prepared in good faith by Seller and present fairly the results of operations of the PMI Business and the revenues, direct costs and allocated costs of the PMI Business, other than taxes and certain post-employment and post-retirement obligations set forth on Schedule 4.04, as of the period then ended. The Financial Statements have been prepared from the books and records of Seller using the same procedures as used to prepare the financial statements filed on Form 10-Q by CPI. The Financial Statements do not contain any material items of special or nonrecurring income or any other income not earned in the ordinary course of business.

         4.05 No Undisclosed Liabilities. Since September 30, 1997, Seller has not incurred any liability or obligation whatsoever with respect to the PMI Business or Assets, except for liabilities and obligations incurred by Seller in the ordinary course of business consistent with past practice or as reflected on
Schedule 4.05.

         4.06 No Violation of Law. Except as reflected on Schedule 4.15, with respect to the PMI Business or Assets, Seller is not, has not been and will not be (by virtue of any past or present action, omission to act, contract to which it is a party or any occurrence or state of facts whatsoever) in material violation of any applicable local, state or federal law, ordinance, regulation, order, injunction or decree, or any other requirement of any governmental body, agency or authority or court binding on Seller, or material to its PMI Business or Assets, or its advertising, sales or pricing practices (including, without limitation, any antitrust laws and regulations), nor will Seller hereafter suffer or incur any loss, liability, penalty or expense (including, without limitation, attorneys' fees) by virtue of any such violation.

         4.07  Property.

                  (a) The Assets and Liabilities Listing attached hereto as
Schedule 4.04(b) fairly presents the Owned Assets. Schedule 1.01(c) fairly presents the Leased Assets. The Assets, together with the Majority Shared Leased Space and Minority Shared Leased Space (both as defined in Section 7.03 hereof) and the assets, services and resources to be shared or otherwise provided pursuant to the Transition Support Agreement, the form of which is attached hereto as Exhibit 6.07 and the Strategic Alliance Agreement, the form of which is attached hereto as Exhibit 7.10, comprise those assets, properties and rights necessary to operate the PMI Business substantially in the manner as it is presently conducted.

                  (b) Seller (i) has good and valid title to all the Assets which it purports to own, including all the real and personal properties and assets reflected, but not shown as leased or encumbered, in the Asset and Liability Listing (except for inventory and assets sold in the ordinary course of business consistent with past practice and supplies consumed in the ordinary course of business consistent with past practice); and (ii) except for Permitted Liens (as defined hereafter), owns such Assets free and clear of all liens, restrictions, claims, charges, security interests, easements or other encumbrances of any nature whatsoever, including any mortgages, leases, chattel mortgages, conditional sales contracts, collateral security arrangements and other title or interest retention arrangements. "Permitted Liens" shall mean (x) the security interests, easements or other encumbrances described in Schedule 4.07(b); and
(y) liens for property taxes not yet due and payable. All Assets are in the possession or control of Seller.

                  (c) Except as set forth on Schedule 4.07(c), the plants, structures and equipment owned or leased by Seller in the PMI Business having a book value in excess of $500 are in good operating condition and repair, subject to ordinary wear and tear.




         4.08     Intellectual Property.

                  (a) Generally. Schedule 4.08(a) sets forth a complete and accurate list and description of (i) all material patents, trademarks, service marks, trademark and service mark registrations, trademark and service mark registration applications, label filings, copyrights, inventions, patents and patent applications owned or used by Seller exclusively in the PMI Business and all agreements with respect thereto, and the jurisdiction in or by which such trademarks, service marks, trademark and service mark registrations, trademark and service mark registration applications, label filings, copyrights, patents and patent applications have been registered, filed or issued; (ii) all material trade names owned or used by Seller exclusively in the PMI Business and, in the case of each trade name owned by Seller, the jurisdiction in which such trade name has been registered or filed; and (iii) all written contracts or agreements relating to any of the items listed in clauses (i) and (ii) above that are owned or used by Seller. There are no oral agreements relating to any of the items listed in clauses (i) and (ii) above. Except as described in Schedule 4.08(a), Seller is not aware of any adverse claim against the intellectual property set forth on Schedule 4.08(a) and, except as set forth on Schedule 4.08(a), there are no royalty, commission or similar arrangements, and no licenses, sublicenses or agreements pertaining to any of the intellectual property set forth on
Schedule 4.08(a) which will remain in effect at Closing. To the knowledge of Seller, Seller, in the operation of its PMI Business, has not heretofore infringed upon, and is not now infringing upon, any patent, service mark, trade name, trademark, copyright, trade secret, or other intellectual property belonging to any other person and, except as set forth on Schedule 4.08(a), Seller has not agreed to indemnify any person for or against any infringement of or by the intellectual property set forth on Schedule 4.08(a). Seller does not know of any person infringing upon any of Seller's patents, service marks, trademarks, copyrights, trade secrets, or other intellectual property used exclusively in the PMI Business.

                  (b) Computer Software and Databases. Schedule 4.08(b) accurately identifies the function of all computer software and databases owned, licensed, leased, internally developed exclusively for, or otherwise exclusively used in connection with, billing and collection, payroll, information reports or administration in the PMI Business (the "Systems"). Other systems are shared by the PMI Business and other Seller units and, therefore, are not being transferred pursuant to this Agreement. Provided, however, as an accommodation to Buyer to assist in the transition of the PMI Business, Seller will make available, as needed by Buyer, certain administrative support services, and systems maintenance and support provided by the Systems for the period running from Closing through and including June 30, 1998, unless extended by mutual consent of Buyer and Seller. The foregoing support will be provided pursuant to that certain Transition Support Agreement, attached hereto as Exhibit 6.07.

         4.09 Litigation. Schedule 4.09 sets forth (i) all suits, indictments, arbitrations, grand jury investigations, or litigation, and (ii) all claims, actions, investigations, indictments or other proceedings (together, "Proceedings") to the knowledge of Seller pending (except for complaints arising in the ordinary course of business, consistent with past practice which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, before any court, commission, arbitration tribunal, or judicial, governmental or administrative department, body, agency, administrator or official, grand jury, or any other forum for the resolution of grievances, against Seller and involving or in any way relating to the PMI Business or Assets. To the knowledge of Seller, no Proceedings are threatened against Seller which could reasonably be expected to have a Material Adverse Effect. Further, except as set forth in Schedule 4.09, there are no unsatisfied judgments, orders, writs, injunctions, decrees, indictments or informations, grand jury subpoenas or civil investigative demands, plea agreements, stipulations or awards (whether rendered by a court, commission, arbitration tribunal, or judicial, governmental or administrative department, body, agency, administrator or official, grand jury or any other forum for the resolution of grievances) against or relating to Seller and involving or in any way relating to the PMI Business or Assets. Seller, upon Buyer's reasonable request, will make available to Buyer true, correct and complete copies of pleadings, briefs and other documents filed in each Proceeding listed in Schedule 4.09, and the unsatisfied judgments, orders, writs, injunctions, decrees, indictments and informations, grand jury subpoenas and civil investigative demands, plea agreements, stipulations and awards listed in said Schedule except when, in the good faith opinion of Seller's outside legal counsel, it is subject to the attorney-client and/or work product privileges. Seller has no knowledge of any facts or conditions that are reasonably likely to result in any Proceeding or any Material Adverse Effect.

         4.10 Employees. Schedule 4.10 sets forth the names and current compensation (broken down by category, e.g., salary, bonus, commission) of all employees utilized solely in the PMI Business ("Employees"), together with the date and amount of the last increase in compensation for each such person.
Schedule 4.10 also lists any independent contractors utilized exclusively in the PMI Business ("Contractors"), and the amounts paid to such Contractors from January 1, 1997 through September 30, 1997. There are no employment agreements for Employees.

         4.11  Employee Benefits.

                  (a) Schedule 4.11 sets forth a complete and accurate list and brief description of all written agreements, arrangements, commitments, plans, trusts, policies or understandings of any kind (i) which relate to employee benefits, including without limitation, any profit-sharing, pension, stock option, severance, retirement, bonus, deferred compensation, group life and health insurance; (ii) which pertain to Employees; and (iii) which were or are currently maintained by, sponsored by, or contributed to by Seller, or any employer which, under Section 414 of the Internal Revenue Code (the "Code"), would constitute a single employer with Seller (a "Company Affiliate") or as to which Seller or any Company Affiliate has any ongoing liability or obligation whatsoever (collectively, "Employee Benefit Plans"), including, but not limited to, all written: (A) employee benefit plans as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"); (B) all other deferred compensation, early retirement, incentive, profit-sharing, thrift, stock ownership, stock appreciation rights, bonus, stock option, stock purchase, welfare or vacation, or other nonqualified benefit plans or arrangements; and (C) trusts, group annuity contracts, insurance policies or other funding media for the plans and arrangements described hereinabove to the extent that any of the above are maintained or contributed to by and of said entities for current Employees. Other than identified on Schedule 4.11, neither Seller nor any Company Affiliate has maintained or contributed to, or has ever maintained or contributed to, or been obligated to contribute to, and no Employee Benefit Plan is, an "employee pension benefit plan" within the meaning of ERISA ss.3(2), including any "multiemployer plan" within the meaning of ERISA ss.3(37). All Employee Benefit Plans have been operated and administered in material compliance with all applicable laws.

                  (b) Seller warrants that Buyer shall not be subject to any liability resulting from the termination by Seller of any Employee, or termination of or change in any Employee Benefit Plan with respect to the Employees. Seller also warrants that Buyer shall not be liable for any accrued vacation or sick leave benefits or pay with respect to any Employees, officers, agents, or contractors of Seller. Buyer agrees to offer employment to any Employees who are on short-term disability or maternity leave of absence as of December 31, 1997, which employment shall commence upon the termination of such leave of absence. Buyer shall not be required to offer employment to any Employee who is on long-term disability leave as of December 31, 1997.

         4.12 Collective Bargaining. There are no labor contracts, collective bargaining agreements, letters of understanding or other arrangements, formal or informal, with any union or labor organization covering any Employees and none of said Employees are represented by any union or labor organization.

         4.13 Labor Disputes. Seller is in material compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours, with respect to the Employees and Contractors. Seller is not and has not been engaged in any unfair labor practice, and no unfair labor practice complaint against Seller is pending before the National Labor Relations Board with respect to the Employees. Seller does not know of any labor strike or other labor trouble actually pending, being threatened against, or affecting Seller's Employees. Relations between management and labor are amicable and there have not been, nor are there presently, any attempts to organize non-union Employees, nor, to Seller's knowledge, are there plans for any such attempts.

         4.14     Tax Matters.

                  (a) Definitions. For purposes of this Agreement, the following definitions shall apply:

                           (i) The term "Taxes" shall mean all taxes, however
                  denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and state income taxes), payroll and employee withholding taxes, unemployment insurance, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation, Pension Benefit Guaranty Corporation premiums and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Seller is required to pay, withhold or collect.

                           (ii) The term "Returns" shall mean all reports,
                  estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes, including information returns or reports with respect to backup withholding and other payments to third parties.

                  (b) Returns Filed and Taxes Paid. Within the times and in the manner prescribed by law, Seller, with respect to the PMI Business and Assets, has filed all Returns required to have been filed by Seller, and has timely paid or made adequate provision for payment of all Taxes, assessments and penalties when due and payable. On the Closing Date, except for Permitted Liens, there will be no Tax liens or liabilities which are not paid against any of the PMI Assets nor will there be any overdue Taxes which in any way affect the PMI Business or Assets. As they relate to the PMI Business or Assets, Seller shall pay, when due, all Taxes attributable to periods ending on and prior to the Closing Date. Seller, with respect to the PMI Business and Assets has made all payments and withholdings of Taxes and other sums as required by appropriate governmental authorities and has withheld and paid to the appropriate governmental authorities, or is holding for payment not yet due to such authorities, and will pay when due, all amounts required to be withheld from Employees of Seller or any of its Affiliates in the PMI Business, and is not liable for any arrearages of wages, taxes, penalties or other sums for failure to comply with any laws, rules or regulations relating to the foregoing.

         4.15 Required Licenses and Permits. Seller has all licenses, permits or other authorizations ("Licenses") of governmental authorities necessary for the conduct of the PMI Business. A correct and complete list of all Licenses applicable exclusively to the PMI Business is set forth on Schedule 4.15. Seller has made available to Buyer true, correct and complete copies of all written Licenses listed on Schedule 4.15, and except as set forth on Schedule 4.15, such Licenses have not been suspended or revoked and there are no proceedings or actions pending or, to the knowledge of Seller, threatened, to materially and adversely modify or restrict, or to revoke any of such Licenses.

         4.16 Environmental Requirements. Seller is, with respect to the the Assets, including the PMI leased locations, in compliance with all applicable requirements, restrictions, limitations, conditions, standards, prohibitions, and obligations contained in all federal, state, and local laws relating to environmental, land use, health, or safety matters, including any and all regulations, codes, plans, orders, decrees, judgments, and notices issued, entered, promulgated, or approved thereunder ("Environmental Laws"), except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect. None of the PMI Assets or locations are, as a result of any actions, operations, or activities of Seller or any officer, Affiliate, agent, employee, or contractor of Seller on any federal or state "Superfund" list or, to the knowledge of Seller, has been the site of any activity that would violate any Environmental Laws.

         4.17 Insurance Policies. Seller currently maintains, and for the past two (2) years Seller or its predecessor in interest has maintained with respect to the PMI Business and Assets, the listed insurance coverages exceeding the minimum limits set forth below:

COVERAGES                                                 MINIMUM LIMITS

Property, Fire & Casualty                            Value of Property
Workmen's Compensation                               Statutory Limits
General Liability                                    $1,000,000
Umbrella Policy                                      $5,000,000


(together "Insurance Policies")

Attached as Schedule 4.17 is, to the best of Seller's knowledge, a true, correct and complete listing of all worker's compensation claims relating to the Employees or the PMI Business for the last two years, and the disposition thereof. Seller has not received notice of any pending or threatened termination or premium increase (retroactive or otherwise) with respect thereto, and Seller is in material compliance with all conditions contained therein. To the knowledge of Seller, there have been no lapses (whether cured or not) in the coverage provided under the Insurance Policies, referenced herein and as set forth on Schedule 4.17, during the term of such policies, as extended or renewed. Each of the general commercial liability policies of Seller is an occurrence type policy, or if not, then Seller will carry claims made policies that cover the former PMI Business and Employees for a period of at least two
(2) years after the Closing Date, but in no event will Seller be required to purchase third party insurance coverage for any risk it currently self-insures.

         4.18 Major Suppliers and Customer. Schedule 4.18 sets forth a list of each major supplier of goods or services (excepting Contractors) exclusively to, or customers or clients exclusively of, the PMI Business, who Seller paid to or collected from in the aggregate more than $50,000 (solely with respect to the PMI Business) during the 9-month period ended September 30, 1997, together with the amount paid or billed during such period solely with respect to the PMI Business. Seller is not engaged in any material dispute with any of such suppliers, customers or clients. Seller has no actual knowledge that the consummation of the transactions contemplated hereunder will materially and adversely affect the relationship of the PMI Business with any such supplier, customer or client.

         4.19 Contracts and Commitments. The loans, mortgages, pledges, guaranties, or similar agreements under which Seller may have any liability or responsibility (contingent or otherwise) and the leases, agreements, and contracts (or, where appropriate, forms of standardized contracts), all as listed on Schedule 4.19 (hereinafter referred to collectively as the "Corporate Agreements"), include all of the material loans, mortgages, pledges, guaranties, or similar agreements and all leases, agreements, and contracts relating exclusively to the PMI Business or Assets to which Seller is a party or by which Seller is bound as of the date hereof. For purposes of the foregoing list of Corporate Agreements, "material" means an obligation to pay or a right to receive $50,000 or more. Seller has made available to Buyer true and correct copies of the Corporate Agreements. Except as set forth on Schedule 4.19 and except as may be limited by bankruptcy, insolvency, reorganization and other similar laws affecting the rights and remedies of creditors generally, as well as general principles of equity, the Corporate Agreements are all valid and binding agreements of Seller and have not been modified or amended. Except as disclosed on Schedule 4.19, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will terminate, vary, or constitute a material breach of any of the Corporate Agreements. No material default by Seller has occurred, nor has any action been taken or omitted by Seller which, with the lapse of time or the election of any person other than Seller, will become a default by Seller, nor, to the knowledge of Seller has there occurred any default by others or any event which, with the lapse of time or the election of Seller, will become a default under, any of the Corporate Agreements. Seller, to its knowledge, has not received notification that any other party to any of the

Corporate Agreements will or may cancel any of the Corporate Agreements, or that the performance of any Corporate Agreements will result in a material loss to the PMI Business.

         4.20 No Conflict. The execution and delivery of this Agreement by Seller, the consummation of the transactions contemplated herein by Seller (including the transfer of the Assets), and the performance of the covenants and agreements of Seller, subject to fulfillment of the conditions set forth in Sections 9.02 and 9.03 hereof, will not, with or without the giving of notice or the lapse of time, or both, (i) violate or conflict with any of the provisions of any charter document or bylaw of Seller; or (ii) except as set forth in
Schedule 4.20, violate, conflict with or result in a breach or default under or cause termination of any term or condition of any material mortgage, indenture, contract, license, permit, instrument, trust document, will, or other agreement, document or instrument to which Seller is a party or by which Seller or any of the Assets may be bound; or (iii) violate any provision of law, statute, regulation, court order or ruling of any governmental authority, to which Seller and the PMI Business are subject or by which the Assets or PMI Business may be bound that is material to the PMI Business or the Assets, or (iv) result in the creation or imposition of any lien, claim, charge, restriction, security interest or encumbrance of any kind whatsoever upon any Asset.

         4.21 Required Consents and Approvals. Except as set forth in Schedule 4.21, no material consent or approval is required by virtue of the execution hereof by Seller or the consummation of any of the transactions contemplated herein by Seller to avoid the violation or breach of, or the default under, or the creation of a lien on the Assets pursuant to the terms of, any regulation, order, decree or award of any court or governmental agency or any lease, agreement, contract, mortgage, note, license, or any other instrument to which Seller is a party or to which it or any of the Assets is subject.

         4.22 Absence of Certain Changes and Events. Except as set forth in
Schedule 4.22, since September 30, 1997, Seller has conducted the PMI Business only in the ordinary course, and has not with respect to the PMI Business:

                  (a) suffered any damage or destruction which could reasonably be expected to have a Material Adverse Effect;

                  (b) suffered any material adverse change in the financial condition, results of operations, business, prospects, Assets, or liabilities (contingent or otherwise) which could reasonably be expected to have a Material Adverse Effect;

                  (c) suffered any material adverse change in its working relationships with any suppliers or customers listed on Schedule 4.18;

                  (d) except for customary increases based on term of service or regular promotion of non-officer employees, increased (or announced any increase in) the compensation payable or to become payable to any Employee or Contractor, or increased (or announced any increase in) any bonus, insurance, pension or other employee benefit plan, payment or arrangement for such Employees or Contractors, or entered into or amended any employment, consulting, severance or similar agreement;

                  (e) incurred, assumed or guaranteed any liability or obligation (absolute, accrued, contingent or otherwise) other than in the ordinary course of business consistent with past practice;

                  (f) paid, discharged, satisfied or renewed any claim, liability or obligation other than payment in the ordinary course of business and consistent with past practice;

                  (g) permitted any of the Assets to be subjected to any mortgage, lien, security interest, restriction, charge or other encumbrance of any kind except as set forth in Schedule 4.07(b) hereof;

                  (h)  waived any material claims or rights;

                  (i) sold, transferred or otherwise disposed of any of the Assets, except in the ordinary course of business consistent with past practice;

                  (j) made any single capital expenditure or investment in excess of $50,000;

                  (k) made any change in any method, practice or principle of financial or tax accounting;

                  (l) managed working capital components, including cash, receivables, other current assets, trade payables and other current liabilities in a fashion inconsistent with past practice, including failing to sell inventory and other property in an orderly and prudent manner or failing to make all budgeted and other normal capital expenditures, repairs, improvements and dispositions;

                  (m) paid, loaned, advanced, sold, transferred or leased any Asset to any employee, except for normal compensation involving salary and benefits;

                  (n) entered into any material commitment or transaction, other than in the ordinary course of business consistent with past practice, affecting the PMI Business; or

                  (p) agreed in writing, or otherwise, to take any action described in this Section.

         4.23 Accounts Receivable. With respect to all accounts receivable of the PMI Business, as listed on Schedule 4.23:

                  (a) each such account is based on an actual and bona fide rendition of services or the provision of goods in the ordinary course of its business and each such account is payable by a third party obligor or another person which Seller has identified as being financially obligated to do so;

                  (b) the third party obligors and any other person identified by Seller as being financially obligated to pay each account are obligated to pay all amounts shown to be due on each such account without dispute, reduction in an amount for any reason whatsoever, offset, defense or counterclaim, except for normal adjustments in the ordinary course of business;

                  (c) except as set forth in Schedule 4.23, no account has arisen based upon any contract with any federal or state agency;

                  (d) none of the accounts represent services furnished or provided to or on behalf of any subsidiary, parent, person, associate or other entity affiliated, directly or indirectly, with Seller except as listed on
Schedule 4.23;

                  (e) Seller is in possession of all material documents necessary to obtain payment from the third party obligor or any other person with respect to each account;

                  (f) each account is payable only in U.S. dollars; and

                  (g) except for a reserve of .69% and immaterial normal adjustments in the ordinary course of business, all accounts are current and fully collectible without resort to legal proceedings or collection agencies.

         4.24 Due Diligence. Seller acknowledges that Ernst & Young, LLP, performed financial due diligence on behalf of Buyer and PSA in connection with this transaction, and hereby represents that all due diligence material provided to Ernst & Young by Seller was accurate in all material respects.

         4.25 Disclosure. No representations, warranties, assurances or statements by Seller in this Agreement and no statement contained in any Schedules hereto, certificates or other documents delivered to Buyer by Seller or its agents (or caused to be furnished by Seller) on the date hereof, or from the date hereof up to and including the Closing Date, pursuant to the provisions hereof contains or will contain any untrue statement of material fact, or omits or will omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

                                    ARTICLE V

                 REPRESENTATIONS AND WARRANTIES OF PSA AND BUYER

                  Buyer and PSA hereby jointly and severally represent and warrant to Seller and CPI as follows:

         5.01 Organization. (a) Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has all requisite power and authority, corporate or otherwise, to carry on and conduct its business as it is now being conducted and to own or lease its properties and assets, and is duly qualified and in good standing in every state of the United States in which the conduct of the business of Buyer or the ownership of its properties and assets requires it to be so qualified except where the failure to be so qualified would not have a material adverse effect on the operations or financial condition of Buyer.

                  (b) PSA is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and its capitalization is 80,000,000 shares: 78,000,000 shares of Common Stock, $0.01 par value, of which 6,268,228 are issued and outstanding immediately prior to the date of this Agreement, and 2,000,000 shares of Preferred Stock, of which no shares are issued and outstanding as of the date hereof. PSA has all requisite power and authority, corporate or otherwise, to carry on and conduct its business as it is now being conducted and to own or lease its properties and assets, and is duly qualified and in good standing in every state of the United States in which the conduct of the business of PSA or the ownership of its properties and assets requires it to be so qualified except where the failure to be so qualified would not have a material adverse effect on the operations or financial condition of PSA.

         5.02 Authorization. Each of PSA and Buyer has the right, power and capacity to execute, deliver and perform this Agreement and all other agreements, documents and instruments to be executed by PSA or Buyer, as applicable, in connection with the transactions contemplated hereby (the "Transaction Documents") and to consummate the transactions contemplated hereby. The execution, delivery and performance of the Transaction Documents, and the consummation of the transactions contemplated thereby, have been duly and validly authorized by all necessary corporate action on the part of PSA and Buyer. The Transaction Documents have been duly and validly executed and delivered by PSA and Buyer and constitute, as applicable, PSA's and Buyer's legal, valid and binding obligation, enforceable against each of them, as applicable, in accordance with their terms, except as enforceability may be limited by applicable equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect affecting the enforcement of creditors rights generally, or by public policy with respect to indemnification provisions hereof.

         5.03 No Conflict. The execution and delivery of the Transaction Documents by PSA and Buyer, the consummation of the transactions contemplated therein by PSA and Buyer, and the performance of the covenants and agreements of PSA and Buyer will not, with or without the giving of notice or the lapse of time, or both, (a) violate or conflict with any of the provisions of any charter document or bylaw of PSA or Buyer; (b) violate, conflict with or result in breach or default under or cause termination of any term or condition of any mortgage, indenture, contract, license, permit, instrument, trust document, or other agreement, document or instrument to which PSA or Buyer is a party or by which PSA or Buyer or any of their respective properties may be bound; or (c) violate any provision of law, statute, rule, regulation, court order, judgment or decree, or ruling of any governmental authority, to which PSA or Buyer is a party or by which PSA or Buyer or their respective properties may be bound.

         5.04 Current Public Information; Material Facts. Buyer and PSA have furnished Seller with copies of the following documents pertaining to PSA:

              (a) An Annual Report of Form 10-K for the year ended September 30, 1996;

              (b) an Annual Report to Shareholders (the "Annual Report") for the year ended September 30, 1996;

              (c) a proxy statement for PSA's 1996 Annual Meeting;

              (d) Quarterly Reports on Form 10-Q for the quarters ended December 31, 1996, March 31, 1997, and June 30, 1997; and

              (e) Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 if publicly released prior to the date hereof.

              (collectively, the "Disclosure Documents")

Since the date of the last filed Disclosure Document, PSA has not filed any current reports on Form 8-K under the Securities Exchange Act of 1934, as amended.

         This Agreement and the Disclosure Documents and any other document, certificate or other writing furnished to Seller by or on behalf of Buyer or PSA in connection with the transactions contemplated hereby do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained herein or therein, in the light of the circumstances under which they were made, not misleading.

         5.05 No Violation of Law. Neither Buyer nor PSA is in material violation of any applicable material local, state or federal law, ordinance, regulation, order, injunction or decree, or any other requirement of any governmental body, agency or authority or court binding on Buyer or PSA, respectively, or material to their respective operations.

         5.06 Litigation. There are no Proceedings pending, or to PSA's or Buyer's knowledge, threatened before any court, commission, arbitration tribunal, or judicial, governmental or administrative department, body, agency, administrator or official, grand jury, or any other forum for the resolution of grievances, against PSA or Buyer which could reasonably be expected to have a Material Adverse Effect on either PSA or Buyer. Further, there are no judgments, orders, writs, injunctions, decrees, indictments or informations, grand jury subpoenas or civil investigative demands, plea agreements, stipulations or awards (whether rendered by a court, commission, arbitration tribunal, or judicial, governmental or administrative department, body, agency, administrator or official, grand jury or any other forum for the resolution of grievances) against or relating to either PSA or Buyer which could reasonably be expected to have a Material Adverse Effect on either PSA or Buyer. Neither PSA nor Buyer has knowledge of any facts or conditions that are reasonably likely to result in any Proceeding or any Material Adverse Effect on either PSA or Buyer.

         5.07 Returns Filed and Taxes Paid. Within the times and in the manner prescribed by law, Buyer and PSA have filed all Returns required to have been filed by them, and have timely paid or made adequate provision for payment of all Taxes, assessments and penalties when due and payable.

         5.08 Insurance Policies. Buyer and PSA currently maintain, and for the past five years have maintained, the listed insurance coverages exceeding the minimum limits set forth below with insurance companies rated "A" or better:



COVERAGES                                              MINIMUM LIMITS

Property, Fire & Casualty                            Value of Property
Workmen's Compensation                               Statutory Limits
Errors and Omissions (including medical              $1,000,000
 malpractice or professional liability)
General Liability                                    $1,000,000
Umbrella Policy                                      $5,000,000

(together "Insurance Policies")

Attached as Schedule 5.08 are (i) insurance certificates evidencing current coverage under the Insurance Policies. PSA and Buyer are in material compliance with all conditions contained in the Insurance Policies. There have been no lapses (whether cured or not) in the coverage provided under the Insurance Policies, referenced herein and as set forth on Schedule 5.08, during the term of such policies, as extended or renewed. PSA and Buyer will carry claims made policies that cover their respective operations for a period of at least four
(4) years after the Closing Date.

         5.09 Required Consents and Approvals. Except as set forth in Schedule 5.09, no material consent or approval is required by virtue of the execution hereof by PSA or Buyer or the consummation of any of the transactions contemplated herein by PSA or Buyer.

         5.10 Absence of Certain Changes and Events. Since September 30, 1997, Buyer has conducted its business only in the ordinary course, and PSA and Buyer have not:

                  (a) suffered any damage or destruction which could reasonably be expected to have a Material Adverse Effect;

                  (b) suffered any material adverse change in the financial condition, results of operations, business, prospects, assets, or liabilities (contingent or otherwise) which could reasonably be expected to have a Material Adverse Effect;

                  (c)  waived any material claims or rights;

                  (d) made any change in any method, practice or principle of financial or tax accounting;

                  (e) managed working capital components, including cash, receivables, other current assets, trade payables and other current liabilities in a fashion materially inconsistent with past practice, including failing to sell inventory and other property in an orderly and prudent manner or failing to make all material budgeted and other normal capital expenditures, repairs, improvements and dispositions;

                  (f) agreed in writing, or otherwise, to take any action described in this Section.

         5.11 Disclosure. No representations, warranties, assurances or statements by PSA or Buyer in this Agreement and no statement contained in any Schedules hereto, certificates or other writings furnished or to be furnished by PSA or Buyer (or caused to be furnished by PSA or Buyer) to Seller or any of its representatives pursuant to the provisions hereof contains or will contain any untrue statement of material fact, or omits or will omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

                                   ARTICLE VI

                               COVENANTS OF SELLER

Seller hereby covenants to PSA and Buyer and agrees as follows:

         6.01 Pre-Closing Operations of the PMI Business. Seller hereby covenants and agrees that, except as consented to in writing by Buyer, pending the Closing, Seller will operate and conduct the PMI Business only in the ordinary course in accordance with prior practice, and carry on the PMI Business diligently and substantially in the manner as heretofore conducted and not make or institute any methods of purchase, sale, lease, management, accounting or operation except in the ordinary course of business consistent with past practice. Pursuant to the foregoing sentence and not in limitation thereof:

                  (a) Seller shall manage the working capital, including cash, receivables, other current assets, trade payables and other current liabilities of the PMI Business, in a fashion consistent with past practice, including by selling inventory and other property in an orderly and prudent manner and paying outstanding obligations, trade accounts and other indebtedness as they come due.

                  (b) No material contract or commitment of any kind relating to the PMI Business or Assets shall be entered into without the prior written consent of Buyer (for purposes of this subsection, the word "material" shall refer to any contract or commitment which entitles or obligates, or has the potential to entitle or obligate, Seller to receive or pay $100,000 or more in any twelve-month period). Any such contract entered into with the knowledge and written consent of Buyer shall be deemed to have been disclosed in the appropriate Schedule hereto.

                  (c) Seller shall maintain the Assets in the present state of repair (ordinary wear and tear excepted), shall use its commercially reasonable best efforts to keep available the services of the Employees and Contractors retained by Seller on the date of this Agreement, and preserve the good will of the PMI Business and relationships with customers, suppliers, distributors and others with whom Seller has business relations with respect to the PMI Business or the Assets.

                  (d) Seller shall not take any of the following actions after the date of this Agreement with respect to the PMI Business without the prior written consent of Buyer:

                      (i) Dispose of any Assets other than in the ordinary course of business consistent with past practice;

                      (ii) Mortgage, pledge or subject to liens or other encumbrances any Assets except as disclosed to Buyer in writing;

                      (iii) Purchase or commit to purchase any capital asset for a price exceeding $50,000;

                      (iv) Except for planned or normal increases in the ordinary course of business consistent with past practice with respect to non-officer or director Employees, increase or announce any increase of any salaries, wages or employee benefits or hire, commit to hire or terminate any Employee;

                      (v) With respect to any Employee, pay any bonus, except in the ordinary course of business consistent with past practice;

                           (vi) Amend or terminate any material agreement
                  relating to the PMI Business, the Assets or the Employees, including any Employee Benefit Plan or any Insurance Policy in force on the date hereof (except as otherwise contemplated by this Agreement or any other agreement entered into between Seller and Buyer);

                           (vii) Solicit or entertain any offer for, or sell or
                  agree to sell the PMI Business or the Assets, except as disclosed to Buyer;

                           (viii) Make any changes in accounting methods,
                  principles or practices; or

                           (ix) Do any act, omit to do any act or permit any act
                  within Seller's control which will cause a breach of any representation, warranty or obligation contained in this Agreement or any obligations contained in any contract.

         6.02 Access. From the date of this Agreement through the Closing Date, Seller shall (i) provide Buyer and its designees (officers, counsel, accountants, actuaries, and other authorized representatives) with such information as Buyer may from time to time reasonably request with respect to the PMI Business, the Assets and the transactions contemplated by this Agreement; (ii) provide Buyer and its designees access during regular business hours and upon reasonable notice to the books, records, offices, personnel, counsel, accountants and actuaries of Seller, as Buyer or its designees may from time to time reasonably request; and (iii) permit Buyer and its designees to make such inspections thereof as Buyer may reasonably request. Any investigation shall be conducted in such a manner so as not to interfere unreasonably with the operation of the PMI Business. No such investigation shall limit or modify in any way obligations of Seller with respect to any breach of their representations, warranties, covenants or agreements contained herein.

         6.03 Interim Financials. Seller shall provide to Buyer an updated P&L Statement through the end of the calendar month preceding the Closing Date, if available.

         6.04 Employee Benefits Plans. Buyer shall not be required to adopt, assume or otherwise become responsible for, either primarily or as a successor employer, any assets or liabilities of any employee benefit plans, arrangements, commitments or policies currently provided by Seller or by any entity which, together with Seller, would constitute a single employer under Section 414(b),
(c), (m) or (o) of the Code (including but not limited to the Employee Benefit Plans identified on Schedule 4.11); if and to the extent that Buyer is deemed by law or otherwise to be liable as a successor employer for such purposes, Seller shall indemnify Buyer for the full and complete costs, fees and other liabilities which result. Additionally, Seller agrees not to assert that Buyer is a successor employer of Seller or any entity which, together with Seller, would constitute a single employer under Section 414(b), (c), (m) or (o) of the Code. In particular, Buyer shall not assume liability for any group health continuation coverage or coverage rights under Section 4980B of the Code or Part 6 of Title I of ERISA applicable to a group health plan maintained by Seller at any time prior to the Closing Date, and if and to the extent that Buyer is deemed by law or otherwise to be liable as a successor employer for such group health continuation coverage purposes, Seller shall indemnify Buyer for the full and complete costs, fees and other liabilities which result.

         6.05 Notice of Breach; Update of Schedules. Seller shall promptly notify Buyer of any change, circumstance or event which would cause any of the representations or warranties made by Seller pursuant to this Agreement to be untrue as of the date hereof, or thereafter up to and including the Closing Date, or which would prevent Seller from complying with any of its obligations hereunder. Seller shall have an obligation to update all of the Schedules to this Agreement on and as of the Closing Date.

         6.06 Approvals of Third Parties; Satisfaction of Conditions to Closing. Seller will use its reasonable, good faith efforts, and will cooperate with PSA and Buyer, as soon as practicable after the date hereof, to secure those necessary consents of third parties identified on Schedule 6.06. Seller will use its reasonable, good faith efforts to obtain the satisfaction of the conditions specified in Article IX.

         6.07 Computer and Administrative Support. Certain software and computer systems are shared by PMI and other of Seller's divisions or units. Seller shall make available certain computer and administrative support services pursuant to an agreement to be entered into at Closing in the form of Exhibit 6.07 hereto (the "Transition Support Agreement").

                                   ARTICLE VII

                           COVENANTS OF PSA AND BUYER

         PSA and Buyer, respectively, hereby covenant to Sellers and agree as follows:

         7.01 Issuance of PSA Shares. The PSA Shares, when issued by the Transfer Agent, Chase Mellon Shareholder Services, shall have been duly authorized, validly issued, fully paid and nonassessable, and will be free and clear of any liens, encumbrances, pledges, security agreements, costs, or other charges.

         7.02 Approvals of Third Parties; Satisfaction of Conditions to Closing. PSA and Buyer will use their reasonable, good faith efforts, and will cooperate with Seller, to secure all necessary consents, approvals, authorizations and exemptions from governmental agencies and other third parties, including, without limitation, all consents required by Sections 8.02 and 8.03, or as are necessary to consummate the transactions contemplated hereby. Buyer and PSA will use their reasonable, good faith efforts to cause or obtain the satisfaction of the conditions specified in Article VIII.

         7.03 Assumption of Certain Liabilities by Buyer.

                  (a) In General. Effective upon the Closing, Buyer shall by written instrument, in the form of Exhibit 7.03 attached hereto, assume and agree to pay, perform, and discharge, and to indemnify and hold harmless Seller, its successors and assigns, against and hold it harmless from obligations and liabilities of the PMI Business or Assets arising out of Buyer's operation of the PMI Business or ownership of the Assets after the Closing. Under no circumstances shall Buyer be responsible for claims, obligations and liabilities, actual or contingent arising out of events prior to the Closing Date, including any claims or litigation, or arising out of Seller's operation of the PMI Business prior to the Closing Date, except as set forth specifically on Schedule 7.03(a) (the "Assumed Liabilities").

                  (b) Certain Leases. Included in the Assumed Liabilities are certain office space lease obligations. The parties agree that at Closing Seller will assign or sublease to Buyer those leases for office space in the locations set forth on Schedule 7.03(b), and with respect to which (i) the PMI Business is the sole tenant (the "Leased Real Property"), and (ii) the PMI Business occupies a majority of space in a shared environment with Seller (the "Majority Shared Leased Space" and, together with the Leased Real Property, the "Leases"). Buyer will, subject to proper assignments being obtained by Seller, assume responsibility for all of Seller's obligations under the Leases. Buyer agrees to sublease to Seller and Seller agrees to be obligated as a sublessee, on an allocated cost basis, for that portion of the Majority Shared Leased Space as Seller currently occupied for the duration of the current term of each of such leases. Seller shall remain as primary lessee with respect to all leased office space in which the PMI Business occupies a minority of space in a shared environment with Seller (the "Minority Shared Leased Space"). Seller shall sublease to Buyer and Buyer agrees to be obligated as a sublessee, on an allocated cost basis, for that portion of the space that the PMI Business currently occupies for the duration of the current term of each of such leases.

         As soon as practicable following the Closing Date, Buyer and Seller shall cooperate to obtain all requisite landlord consents to the above -described lease assignments and subleases, and will share equally any costs associated with such consents, including reasonable attorneys fees of any landlord, but excluding any rent increase. Buyer agrees to obtain all lease guarantees necessary to obtain such consents. If a landlord of any Leased Real Property refuses to consent to the assignment or sublease of the lease to Buyer and proceeds to terminate the lease and require the PMI Business to vacate the premises, Seller will remain liable as lessee on such Leased Real Property and Majority Shared Leased Space, and shall share equally Buyer's out of pocket expenses associated with relocating to new office space. Notwithstanding the foregoing, Seller shall not be obligated under such circumstances to pay for any increase in Buyer's rent in the new office space. Seller further agrees to assign to Buyer all leases for certain office machines (including the photocopier, facsimile machines, telephone switch and similar machines) used at the Leased Real Property, and Buyer agrees to assume all of Seller's liabilities under such leases. Seller agrees to make available to Buyer, on an allocated cost basis certain office machines (as described above) currently shared by the PMI Business and Seller's other lines of business in the Majority Shared Office Space and the Minority Shared Office Space.

         7.04 SEC Filings of PSA. From and after the date of this Agreement until the Closing Date, PSA shall deliver to Seller all documents and papers filed with the Securities and Exchange Commission by or on behalf of PSA.

         7.05 Registration of PSA Shares. PSA will, subject to its right to otherwise register the PSA Shares in accordance with Section 7.09 hereof,

                  (a) as soon as reasonably possible and not later than 60 days after the Closing Date, and as permitted by applicable SEC rules and regulations, after the Closing Date, file with the SEC in conformity with the requirements of the Securities Act of 1933, a Registration Statement on SEC Form S-3 (the "Registration Statement") pursuant to Rule 415 under the Securities Act with respect to the resale by Seller, or any successor in interest, of the PSA Shares, and shall cause the Registration

Statement to become effective under the Securities Act within 90 days of the Closing Date, subject to any delay materially caused by Seller;

                  (b) prepare in conformity with the requirements of the Securities Act and file with the SEC such amendments (including pre-effective and post-effective amendments) and supplements to the Registration Statement and the prospectus used in connection therewith as may be necessary to keep the Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all of the PSA Shares until the first to occur of (i) all of the PSA Shares having been sold by Seller, or
(ii) the PSA Shares being eligible for sale by Seller pursuant to Rule 144 under the Securities Act;

                  (c) furnish to Seller such number of copies of the Registration Statement and of each such amendment and supplement thereto (in each case including all exhibits) such number of copies of the prospectus included in the Registration Statement (including each preliminary prospectus and any summary prospectus), in conformity with the requirements of the Securities Act, and such other documents as Seller may reasonably request in order to facilitate the disposition of the PSA Shares;

                  (d) until all of the PSA Shares have been sold by Seller, notify Seller of the happening of any event as a result of which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and prepare and furnish to Seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing; and

                  (e) pay the costs and expenses incurred by PSA in connection with the filing of the Registration Statement and any amendments or supplements thereto, including without limitation, NASDAQ listing fees, printing, legal, accounting, and "blue sky" fees and expenses and SEC filing fees.

         7.06 Indemnification With Respect to Registration Statement.

                  (a) PSA shall indemnify and hold harmless Seller, and each other person who controls Seller within the meaning of the Securities Act ("Seller Parties"), against and from any damages or costs, including attorneys fees and court costs, incurred by such Seller Parties which arise out of or are based upon (i) any untrue statement of any material fact contained in the Registration Statement or any amendment or supplement thereto, or (ii) any omission to state therein a material fact required to be stated in the Registration Statement, or any amendment or supplement thereto, or necessary to make the statements therein not misleading, unless the foregoing is based upon an untrue statement or omission of the Seller Parties.

                  (b) The Seller Parties shall indemnify and hold harmless PSA, the directors and officers of PSA, and each other person who controls PSA within the meaning of the Securities Act ("PSA Parties"), against and from any damages or costs, including attorneys fees and court costs, incurred by such PSA Parties which arise out of or are based upon (i) any untrue statement of any material fact contained in the Registration Statement or any amendment or supplement thereto, or (ii) any omission to state therein a material fact required to be stated in the Registration Statement, or any amendment or supplement thereto, or necessary to make the statements therein not misleading, if such statement or omission was made in reliance upon and in conformity with written information furnished to PSA Parties by Seller Parties specifically for inclusion in such registration statement, or any amendment or supplement thereto.

         7.07 Hart-Scott-Rodino Notification. Buyer shall promptly prepare and file a notification with the United States Justice Department (the "Justice Department") and the Federal Trade Commission (the "FTC") as required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR"). Seller and Buyer shall cooperate with each other in connection with the preparation of such notification, including sharing information concerning sales and ownership and such other information as may be needed to complete such notification. Each of Seller and Buyer shall keep all information about the other obtained in connection with the preparation of such notification confidential. Buyer shall pay the filing fee required by the regulations promulgated under HSR. In the event Seller and Buyer shall receive a request for additional information or documentary material from the Justice Department or the FTC, Buyer shall respond to such request as promptly as possible.

         7.08 Employees. Seller agrees to continue the employment of the Employees through midnight on December 31, 1997, subject to Seller's right to terminate any given Employee for normal cause and replace any such terminated Employee, and Buyer shall offer employment to said Employees as of January 1, 1998, on terms reasonably similar to the terms of said Employees with Seller. During the period from the Closing Date through December 31, 1997 (the "Transition Period"), Seller shall make available to Buyer the services of the Employees (which term shall include replacements of said Employees, as described above, for purposes of this Section 7.08) to continue the PMI Business. The Employees shall remain the common-law employees of Seller during the Transition Period, and shall be subject to Seller's control and direction. The parties shall enter into a separate agreement for provision of services, consistent with this Section 7.08, if deemed necessary or desirable by Seller.

         Buyer shall reimburse Seller for all costs incurred by Seller with respect to the continued employment of the Employees during the Transition Period. Buyer shall also indemnify Seller and hold Seller harmless from any and all losses, claims, expenses or costs incurred by Seller as a direct or indirect consequence of the continued employment of the Employees during the Transition Period. It is understood by the parties that said continued employment is intended as an accommodation by Seller of Buyer's acquisition of the PMI Business on the Closing Date, and it is the intent of this covenant that Seller be placed in the economic position of having terminated the employment of the Employees as of the Closing Date, and this covenant shall be interpreted consistent with said intent. For purposes hereof, "costs incurred by Seller with respect to the continued employment of the Employees during the Transition Period" shall include but not be limited to the compensation paid by Seller to said Employees (which shall not be increased during the Transition Period), the costs of all employment, FICA, FUTA, Medicare and other taxes assessed on said compensation and payable by the Seller, the cost of all employee benefits and benefit plans, including the amounts reimbursed to the Employees or their dependents under Seller's welfare benefit plans and Seller's contributions to its 401(k) plan for the Employees, any and all insurance premiums and prorated administrative expenses pertinent to employee benefits made available to the Employees, and all other similar costs and expenses. Reimbursement by Buyer shall be limited to costs and expenses attributable to the Transition Period only. Buyer shall reimburse Seller in the requested amounts within fifteen (15) days of receipt of Seller's certified statement of costs incurred, which statements may be supplied on an interim basis from time to time.

         Buyer shall provide its standard benefit plans to those Employees who accept Buyer's offer of employment, as of January 1, 1998, and Buyer shall credit all service that is credited by Seller (for purposes of Seller's plans) for purposes of calculating eligibility service requirements for any of Buyer's plans and shall waive all waiting periods and all pre-existing condition exclusions with respect to medical, dental or vision plans.

         7.09 PSA Public Offering. PSA shall not be obligated to register the PSA Shares in accordance with Section 7.05 hereof if, within the 90- day period therein referenced PSA proposes to register for sale in an underwritten public offering all of the PSA Shares (along with other shares of PSA common stock), and PSA causes the PSA Shares to be included in the securities to be covered by the registration statement proposed to be filed by PSA, with all of the PSA Shares included in the underwriting on the same terms and conditions as the shares of common stock otherwise being sold through underwriters under such registration; provided, however, that unless Seller shall otherwise agree in writing, PSA's obligation to register the PSA Shares under Section 7.05 hereof shall continue if such underwritten public offering is not closed and funded on or before the 90th day after the Closing Date. PSA shall bear the expenses associated with such registration.

         7.10 Strategic Alliance Agreement. The parties shall enter into a Strategic Alliance Agreement in the form of Exhibit 7.10 hereto.

         7.11 Transfer Taxes. All sales or transfer taxes, including but not limited to, bulk sales taxes, document recording fees, real property transfer taxes, and excise taxes, arising out of or in connection with the consummation of the transactions contemplated hereby shall be paid by Buyer.

                                  ARTICLE VIII

                       CONDITIONS TO OBLIGATIONS OF SELLER

              Each of the obligations of Seller to be performed hereunder shall be subject to the satisfaction (or waiver by Seller) at or prior to the Closing Date of each of the following conditions:

         8.01 Representations and Warranties True at Closing Date. Each of Buyer's and PSA's representations and warranties contained in this Agreement shall be true in all material respects on and as of the Closing Date with the same force and effect as though made on and as of such date; Buyer and PSA shall have complied in all material respects with the covenants and agreements set forth herein to be performed or complied with by them on or before the Closing Date; and Buyer and PSA shall have delivered to Seller a certificate dated the Closing Date and signed by a duly authorized officer of Buyer and PSA to all such effects, and confirming such other matters as may be reasonably requested by Seller.

         8.02 Required Governmental Approvals. All governmental authorizations, consents and approvals necessary for the valid consummation of the transactions contemplated hereby shall have been obtained and shall be in full force and effect.

         8.03 Other Necessary Consents. Seller shall have obtained all consents and approvals listed on Schedule 4.23. With respect to each such consent or approval, Seller shall have received written evidence, satisfactory to it, that such consent or approval has been duly and lawfully filed, given, obtained or taken and is effective, valid and subsisting.

         8.04 Intentionally Omitted.

         8.05 Opinion of General Counsel of Buyer and PSA. Seller shall have received from General Counsel to Buyer and PSA an opinion, dated as of the Closing Date, in the form of Exhibit 8.05(a), and an opinion of outside counsel to PSA with respect to the PSA Shares in the form of Exhibit 8.05(b).

         8.06 Chase Mellon Letter. PSA shall have delivered irrevocable instructions to issue the PSA Shares to its transfer agent, Chase Mellon, in the form of Exhibit 8.06.

         8.07 No Material Change. PSA and Buyer shall not have suffered any material adverse change in their business, financial condition, working capital, assets, liabilities (absolute, accrued, contingent or otherwise), reserves or operations, which would materially affect the value to Seller of the PSA Shares and the transactions contemplated hereunder.

                                   ARTICLE IX

                   CONDITIONS TO OBLIGATIONS OF PSA AND BUYER

              The obligations of PSA and Buyer to be performed hereunder shall be subject to the satisfaction (or waiver by Buyer) on or before the Closing Date of each of the following conditions:

         9.01 Representations and Warranties True at Closing Date. Each of Seller's representations and warranties contained in this Agreement shall be true in all material respects on and as of the Closing Date with the same force and effect as though made on and as of such date; Seller shall have complied in all material respects with the covenants and agreements set forth herein to be performed or complied with by them on or before the Closing Date; and Seller shall have delivered to Buyer a certificate dated the Closing Date and signed by a duly authorized officer of Seller to all such effects, and confirming such other matters as may be reasonably requested by Buyer.

         9.02 Required Governmental Approvals. All governmental authorizations, consents and approvals necessary for the valid consummation of the transactions contemplated hereby shall have been obtained and shall be in full force and effect.

         9.03 Intentionally Omitted.

         9.04 No Material Change. Except as disclosed on Schedule 4.22, the PMI Business shall not have suffered any Material Adverse Change since September 30, 1997, or any event or condition since September 30, 1997, which could reasonably be expected to have a Material Adverse Effect.

         9.05 Opinion of Counsel to Seller. PSA and Buyer shall have received from counsel to Seller an opinion, dated the Closing Date, in the form of
Exhibit 9.05.

         9.06 Non-Competition Agreement. Seller shall have executed and delivered a non-competition agreement in the form of Exhibit 9.06.

         9.07 Intentionally Omitted.

         9.08 Support Agreement. Buyer and Seller shall have entered into the Support Agreement attached hereto as Exhibit 6.07.

         9.09 Intentionally Omitted.

                                    ARTICLE X

                         INDEMNIFICATION BY THE PARTIES

         10.01 Indemnification.

                  (a) By Seller and CPI. Except as otherwise limited by this
Article X, Seller and CPI shall jointly and severally indemnify and reimburse PSA and Buyer for any and all claims, losses, liabilities, damages, costs (including court costs) and expenses (including reasonable attorneys' and accountants' fees) incurred by PSA and Buyer, or any successors or assigns thereto, and their respective directors, officers and employees (the "Protected Parties"), (hereinafter "Loss" or "Losses") suffered or incurred by PSA or Buyer as a result of, or with respect to, (i) any breach or inaccuracy of any representation or warranty of Seller set forth in this Agreement or in any certificate or other document delivered pursuant hereto or in connection herewith; (ii) any breach of or noncompliance by Seller with any covenant or agreement of Seller contained in this Agreement, and (iii) those matters set forth on Schedule 4.09 hereto.

                  (b) By PSA and Buyer. Except as otherwise limited by this
Article X, PSA and Buyer shall jointly and severally indemnify and reimburse Seller for any and all claims, losses, liabilities, damages, costs (including court costs) and expenses (including reasonable attorneys' and accountants'
fees) incurred by Seller, or any successors or assigns thereto, and their respective directors, officers and employees (the "Protected Parties"), (hereinafter "Loss" or "Losses") suffered or incurred by Seller as a result of, or with respect to, (i) any breach or inaccuracy of any representation or warranty of PSA or Buyer set forth in this Agreement or in any certificate or other document delivered pursuant hereto or in connection herewith; (ii) any breach of or noncompliance by PSA or Buyer with any covenant or agreement of PSA or Buyer contained in this Agreement, and (iii) those matters set forth on
Schedule 8.01(b).

         10.02  Indemnity Claims.

                  (a) Survival. The representations and warranties of any party contained herein or in any certificate or other document delivered pursuant hereto or in connection herewith shall not be extinguished by the Closing but shall survive the Closing, subject to the limitations set forth in Section 10.02(b) hereof with respect to the time periods within which claims for indemnity must be asserted. No investigation or other examination by Buyer or PSA on the one hand, or Seller on the other hand, or their respective designees or representatives shall affect the term of survival of any representation or warranty contained herein or in any certificate or other document delivered pursuant hereto or in connection herewith, or the term of the right of the Protected Parties to seek indemnification with respect to any of the Surviving Matters (as defined in Section 10.02(b) hereof).

                  (b) Time to Assert Claims. All claims for indemnification hereunder shall be asserted no later than two (2) years after the Closing Date, except claims made by any party hereto where the basis for the claim is fraud or intentional misrepresentation (the "Surviving Matters"), may be made without limitation, except as may be limited by any applicable statute of limitations. Nothing herein shall be deemed to prevent a party from making a claim for a Loss hereunder for potential or contingent claims or demands provided the notice of Loss sets forth the specific basis for any such potential or contingent claim or demand to the extent then feasible and such claiming party has reasonable grounds to believe that such a claim or demand may become actual.

         10.03 Limitation on Indemnification. Claims for Losses by Buyer and PSA shall not exceed, in the aggregate, the total Purchase Price (the "Ceiling"), unless Buyer and PSA suffer a Loss or Losses greater than the Ceiling due to fraud or an intentional material misrepresentation or omission by Seller. Seller's indemnity obligation with respect to breaches of representations, warranties and covenants herein contained are subject to a de minimus threshold of $3,000, and no claim may be made by any party hereto until the aggregate amount of the Loss or Losses equals or exceeds 1% of the Purchase Price (the "Basket"), at which time the party claiming such Loss or Losses (the "Indemnitee") may make a claim for all Losses in excess of the Basket. Notwithstanding the foregoing sentence, a claim for a Loss by Seller resulting from PSA's breach of Sections 7.05, 7.06 or 7.08 shall not be subject to the Basket.

         10.04  Notice of Claim.

                  (a) By PSA or Buyer. Buyer shall notify Seller, in writing, of any claim for indemnification, specifying in reasonable detail the nature of the Loss, and, if known, the amount, or an estimate of the amount, of the liability arising therefrom. Buyer shall provide to Seller as promptly as practicable thereafter such information and documentation as may be reasonably requested by Seller to support and verify the claim asserted, so long as such disclosure would not violate the attorney-client privilege of Buyer or PSA.

                  (b) Seller. Seller shall notify PSA and Buyer in writing of any claim for indemnification, specifying in reasonable detail the nature of the Loss, and, if known, the amount, or an estimate of the amount, of the liability arising therefrom. Seller shall provide to PSA and Buyer as promptly as practicable thereafter such information and documentation as may be reasonably requested by the PSA and Buyer to support and verify the claim asserted, so long as such disclosure would not violate the attorney-client privilege of Seller.

         10.05 Defense. If the facts pertaining to a Loss arise out of the claim of any third party, or if there is any claim against a third party (other than a Protected Party) available by virtue of the circumstances of the Loss, the party against whom such Loss is claimed (the "Indemnitor") may assume the defense or the prosecution thereof by prompt written notice to the Indemnitee and the affected Protected Party, including the employment of counsel or accountants, at its cost and expense. The Indemnitee and the affected Protected Party shall have the right to employ counsel separate from counsel employed by the Indemnitor in any such action and to participate therein, but the fees and expenses of such counsel employed by Indemnitee and the affected Protected Party shall be at their expense. The Indemnitor shall not be liable for any settlement of any such claim effected without its prior written consent, which shall not be unreasonably withheld; provided that if the Indemnitor does not assume the defense or prosecution of a claim as provided above within thirty (30) days after notice thereof from any Protected Party, the Indemnitee and the affected Protected Party may settle such claim without the Indemnitor's consent. The Indemnitor shall not agree to a settlement of any claim which provides for any relief other than the payment of monetary damages or which could have a material precedential impact or effect on the business or financial condition of any Protected Party without the Indemnitee's and the affected Protected Party's prior written consent. Whether or not the Indemnitor does choose to so defend or prosecute such claim, all the parties hereto shall cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith. The Indemnitor shall be subrogated to all rights and remedies of any Protected Party, except to the extent they apply against another Protected Party.

         10.06 Sole Remedy. The indemnification obligations of each party herein contained shall be the sole remedies of the parties hereto, except to the extent that public policy precludes exclusion of other remedies.

                                   ARTICLE XI

                          TERMINATION PRIOR TO CLOSING

         11.01 Termination of Agreement. This Agreement may be terminated at any time prior to the Closing:

                  (a) By the mutual written consent of Buyer and Seller;

                  (b) By Seller in writing, without liability, if Buyer or PSA shall (i) fail to perform in any material respect their agreements contained herein required to be performed by them on or prior to the Closing Date, or (ii) materially breach any of their representations, warranties or covenants contained herein, which failure or breach is not cured within ten (10) days after Seller has notified Buyer of its intent to terminate this Agreement pursuant to this subparagraph;

                  (c) By Buyer in writing, without liability, if Seller shall
(i) fail to perform in any material respect their agreements contained herein required to be performed by it on or prior to the Closing Date, or (ii) materially breach any of its representations, warranties or covenants contained herein, which failure or breach is not cured within ten (10) days after the Buyer has notified Seller of its intent to terminate this Agreement pursuant to this subparagraph;

                  (d) By either Seller or Buyer in writing, without liability, if there shall be any order, writ, injunction or decree of any court or governmental or regulatory agency binding on Buyer, PSA, or Seller, which prohibits or restrains such party from consummating the transactions contemplated hereby, provided that such party shall have used their reasonable, good faith efforts to have any such order, writ, injunction or decree lifted and the same shall not have been lifted within 30 days after entry by any such court or governmental or regulatory agency; or

                  (e) By either Seller or Buyer, in writing, if the Closing has not occurred by December 17, 1997, other than as a result of the breach of this Agreement by the party attempting to terminate the Agreement.

         11.02 Termination of Obligations.  Termination of this
Agreement pursuant to this Article XII shall terminate all of the obligations of the parties hereunder except those obligations specifically intended or stated to survive termination. Provided that termination pursuant to subparagraphs (b),(c) or (d) above shall not relieve a defaulting or breaching party from any liability to the other party hereto.

                                   ARTICLE XII

                                  MISCELLANEOUS

         12.01 Entire Agreement. This Agreement (including the Schedules and Exhibits) constitutes the sole understanding of the parties with respect to the subject matter hereof and terminates the Letter of Intent, dated October 10, 1997, except the provisions contained therein which are stated to expressly survive the termination of the Letter of Intent; provided, however, that this provision is not intended to abrogate any other written agreement between the parties executed with or after this Agreement.

         12.02 Amendment. No amendment, modification or alteration of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by the parties hereto.

         12.03 Parties Bound by Agreement; Successors and Assigns. The terms, conditions and obligations of this Agreement shall inure to the benefit of and be binding upon the parties hereto and the respective successors and assigns thereof. No party may assign its rights, duties or obligations hereunder or any part thereof to any other person or entity.

         12.04 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute the same instrument.

         12.05 Headings. The headings of the Sections and paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.

         12.06 Modification and Waiver. Any of the terms or conditions of this Agreement may be waived in writing at any time by the party which is entitled to the benefits thereof. No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar).

         12.07 Expenses. Except as otherwise provided herein, Seller, PSA and Buyer shall each pay all costs and expenses incurred by each of them, or on their behalf respectively, in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of their own financial consultants, accountants and counsel.

         12.08 Notices. Any notice, request, instruction or other document to be given hereunder by any party hereto to any other party hereto shall be in writing and delivered personally (including by confirmed facsimile) or sent by registered or certified mail (including by overnight courier or express mail service), postage or fees prepaid, if to Seller to:

                           Derek V. Smith, Chief Executive Officer
                           And
                           Michael de Janes, General Counsel
                           ChoicePoint, Inc.
                           1000 Alderman Drive
                           Alpharetta, Georgia 30005
                           Telephone: (770) 752-5745
                           Facsimile: (770) 752-5939

with a copy to:

                           Adam Salassi, Esq.
                           Hunton & Williams
                           Suite 4100
                           600 Peachtree Street, N.E.
                           Atlanta, Georgia 30308-2216
                           Telephone: (404) 888-4000
                           Facsimile: (404) 888-4190

if to PSA or Buyer to:

                           Joseph D. Sansone, Chief Executive Officer
                           Pediatric Services of America, Inc.
                           3159 Campus Drive
                           Norcross, Georgia 30071
                           Telephone: (770) 840-3234
                           Facsimile: (770) 729-0316
or at such other address for a party as shall be specified by like notice. Any notice which is delivered personally in the manner provided herein shall be deemed to have been duly given to the party to whom it is directed upon actual receipt by such party or the office of such party. Any notice which is addressed and mailed in the manner herein provided shall be conclusively presumed to have been duly given to the party to which it is addressed at the close of business, local time of the recipient, on the fourth business day after the day it is so placed in the mail or, if delivered earlier, the time of actual receipt.

         12.09 Brokerage. Seller, on the one hand, and PSA and Buyer, on the other hand, do hereby expressly warrant and represent, each to the other, that no broker, agent, or finder has rendered services in connection with the transactions contemplated under this Agreement, and expressly agree to indemnify and hold harmless the other party from and against any and all losses, costs, damages, and expenses (including reasonable attorneys' fees) arising or resulting, or sustained or incurred by the indemnified party, by reason of any claim by any broker, agent, finder, or other person or entity based upon any arrangement or agreement made or alleged to have been made by the indemnifying party in connection with the transaction contemplated under this Agreement.

         12.10 Governing Law. This Agreement is executed by Buyer in, and shall be construed in accordance with and governed by the laws of the State of Georgia without giving effect to the principles of conflicts of law thereof.

         12.11 The Seller's Knowledge. As used herein, the terms "the Seller's knowledge" or "to the knowledge of Seller" shall mean the actual current knowledge of Derek V. Smith, Douglas Curling, Ralph Haygood, Tom Klebeck and Ken Kavanaugh without any duty of inquiry.

         12.12 No Third-Party Beneficiaries. With the exception of the parties to this Agreement and the Protected Parties, there shall exist no right of any person to claim a beneficial interest in this Agreement or any rights occurring by virtue of this Agreement.

         12.13 "Including." Words of inclusion shall not be construed as terms of limitation herein, so that references to "included" matters shall be regarded as non-exclusive, non-characterizing illustrations.

         12.14 References. Whenever reference is made in this Agreement to any Article, Section, Schedule or Exhibit, such reference shall be deemed to apply to the specified Article or Section of this Agreement or the specified Schedule or Exhibit to this Agreement.

         12.15 Public Announcements. No public announcement shall be made by any person under the control of Buyer, PSA or Seller with regard to the transactions contemplated by this Agreement without the prior consent of the Seller and Buyer; provided that any party hereto may make such disclosure if advised by counsel that it is legally required to do so. The Seller and Buyer will discuss any public announcements or disclosures concerning the transactions contemplated by this Agreement prior to making such announcements or disclosures.

                  IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed on its behalf as of the date indicated on the first page hereof.

                                    SELLER:

                                    CHOICEPOINT SERVICES, INC.

                                    /s/ Douglas C. Curling
                                    ---------------------------------
                                    By: Douglas C. Curling, Executive
                                        Vice President, CFO and
                                        Treasurer

                                    Attest:

                                    By: /s/ Michael de Janes
                                        -----------------------------
                                        Michael de Janes, Secretary

                                    CPI:

                                    CHOICEPOINT, INC.
                                    /s/ Douglas C. Curling
                                    ---------------------------------
                                    By: Douglas C. Curling, Executive
                                      Vice President, CFO and
                                      Treasurer

                                    Attest:

                                    By: /s/ Michael de Janes
                                        -----------------------------
                                       Michael de Janes, Assistant
                                       Secretary

                                     BUYER:

                                     INSURANCE MEDICAL REPORTER, INC.

                                     By: /s/ Joseph D. Sansone
                                         ------------------------------
                                         Joseph D. Sansone, President

                                     Attest:

                                     By: /s/ Stephen M. Mengert
                                         ------------------------------
                                         Stephen M. Mengert, Secretary

                                     PSA:

                                     PEDIATRIC SERVICES OF AMERICA,
                                     INC.

                                     By: /s/ Joseph D. Sansone
                                         ------------------------------
                                         Joseph D. Sansone, President

                                     Attest:

                                     By: /s/ Stephen M. Mengert
                                         ------------------------------
                                         Stephen M. Mengert, Secretary